SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company

Corporate Taxpayers` ID (CNPJ/MF): 02.558.115/0001 -21
Company Registry (NIRE): 33 300 276 963

NOTICE TO THE SHAREHOLDERS

TIM Participações S.A. (“Company”) hereby informs its shareholders and the market in general that the fractions of shares resulting from the reverse split of shares approved at the Extraordinary Shareholders Meeting held on May 30th, 2007 were sold at an auction held at the São Paulo Stock Exchange (Bovespa), as summarized in the table below.

Ticker	Type of Shares	Number of Offered Shares	Number of Sold Shares	Net Amount Per Share
TCSL3	Common	1,185,651	1,185,651	10.7599
TCSL4	Preferred	1,100,085	1,100,085	7.2099

The costs related to the operation (such as brokerage fee and other emoluments) will be bared by the Company. The amounts resulting from the sale of shares will be credited to its respective shareholders beginning on September 20th, 2007, as follows:

(1) the corresponding amount owed to the shareholders that own shares held in custody of the Companhia Brasileira de Liquidação e Custódia - CBLC, shall be credited directly to CBLC, who shall be responsible to repay such shareholders via depositary brokers; (2) the remaining shareholders shall attend to any Banco ABN AMRO Real S.A. branch of his or her choice to receive the respective amounts; and
(3) to those shareholders whose shares are blocked or whose records are outdated, the amount shall be retained by the Company and kept at the disposal of the respective shareholder in the share’s depositary institution of the Company (Banco ABN AMRO Real S.A.), which shall effect the payment upon presentation of documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

Rio de Janeiro, September 18th 2007.

TIM PARTICIPAÇÕES S.A.
Mario Cesar Pereira de Araujo
Interim Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 19, 2007	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.